Exhibit 99.1

Nisun International (NISN) Unveils Ambitious 2025 Business Forecast, Highlighting Significant Growth Opportunities Across Core Businesses

The Company Expects Revenue Between $420 Million and $510 Million Generating a Net Profit Between $16 Million and $20 Million in 2025, Driven by Strategic Initiatives in Supply Chain Financing Solution Services, Small and Medium Enterprise financing solutions, and KFC Franchise Expansion

SHANGHAI, China, February 10, 2025 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”) (Nasdaq: NISN), a technology and industry driven integrated supply chain solutions provider, today provided a comprehensive business forecast for 2025, outlining its strategic initiatives and growth expectations across its core businesses. The Company expects to achieve significant growth in 2025, driven by a combination of operational efficiencies, market expansion, and strategic partnerships.

Robust Growth Expected in 2025

The Company anticipates revenue for 2025 to range between $420 million and $510 million, with net profit projected to reach $16 million to $20 million. This growth is expected to be fueled by three key businesses: supply chain financing solutions, small and medium enterprise financing solutions and the Company’s recent expansion into the KFC franchise business.

1. Supply Chain Financing Solution Business Poised for Growth

Nisun International’s supply chain financing solution business is expected to be a major contributor to the Company’s growth in 2025. Through targeted strategic initiatives, including optimizing customer service, expanding business channels, and strengthening customer retention strategies, the Company has successfully attracted new customers and positioned itself for significant growth.

Recent milestones include:

●	Strategic Partnership with Beijing Tongrentang Technology: In October 2024, the Company entered into a strategic cooperation agreement to purchase traditional Chinese medicine materials, further diversifying its supply chain offerings.

●	Entry into the Rubber Supply Chain Market: In November 2024, the Company secured a strategic partnership to supply rubber and plastic products, delivering over 6,400 tons with an initial order valued at $13.5 million.

●	Corn Purchase and Sales Business: In December 2024, the Company signed agreements with leading enterprises for corn purchase and sales.

Based on existing orders and market demand, the Company expects its supply chain financing solutions services business to grow by more than 36% year-over-year.

2. Small and Medium Enterprise financing solutions Positioned to Benefit from Economic Recovery

Nisun International remains optimistic about the outlook for its Small and Medium Enterprise financing solutions business, despite a general slowdown in domestic economic growth in 2024. The Company believes that the recent series of stimulus policies introduced by the Chinese government has significantly boosted market confidence and economic vitality, creating favorable conditions for the development of the financing sector.

Leveraging its dominant position in the industry, the Company expects its financing business to grow by 20%-30% in 2025, driven by its strategic positioning in key business areas and the gradual recovery of market demand. The Company is well-positioned to capitalize on emerging opportunities and further strengthen its market share.

3. KFC Franchise Business to Drive Additional Revenue and Profit

Nisun International’s recent entry into the KFC franchise business is expected to be a significant contributor to the Company’s growth in 2025. The Company acquired a minority stake in Nanjing Pin Bai Sheng Catering Management Co., Ltd. (“Nanjing Pin Bai Sheng”), a prominent franchisee and partner in China’s thriving food and beverage sector in October 2024. Nanjing Pin Bai Sheng officially obtained the franchise rights for KFC college restaurants. Nanjing Pin Bai Sheng plans to expand its presence in the university market by adding 50 KFC restaurants in 2025.

According to market research, validated by the Company’s early results from the rollout, the average daily revenue of college KFC stores is expected to be between $2,061 and $2,518, with a net profit margin of about 15%. Based on this, the KFC college restaurant business is expected to contribute $30 million to $40 million in revenue in 2025.

This strategic expansion aligns with KFC’s broader market expansion in China and leverages Nisun International’s strong supply chain management system and brand influence. The franchise model allows the Company to quickly replicate successful business practices, reduce operational risks, and increase market share and profitability.

Strong Outlook for 2025

The Company is confident that its operation management, business structure optimization, and expansion into new business fields will drive significant growth in 2025. The Company expects its overall performance to increase by 25%-50% year-over-year, driven by the strong growth momentum across its core businesses.

CEO’s Commentary

“We are very pleased with the progress we have made in 2024 and are excited about the growth opportunities ahead in 2025,” commented Mr. Xin Liu, Chief Executive Officer of Nisun International. “Our strategic initiatives in supply chain financing solutions, financing services, and the KFC franchise business have positioned us well to capitalize on market demand and drive long-term growth. We remain committed to delivering value to our shareholders and are confident that our efforts will further strengthen our position as a leader in the supply chain solutions and financial services industry.

I also want to address our current stock valuation. We believe that our stock is deeply undervalued given the strong fundamentals and growth trajectory of our company. We are expanding our outreach to new investors to ensure that our story is heard broadly and that the market fully understands the potential and value that Nisun International offers. We are confident that these efforts will help our stock price more accurately reflect the true value of our company over time.

We remain committed to delivering value to our shareholders and are confident that our efforts will further strengthen our position as a leader in the supply chain solutions and financial services industry.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun International is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun International provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun International continues to deepen the field of industry segmentation through industrial and financial integration. Focusing on industry-finance linkages, Nisun International aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International ’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun International ’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun International assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 6266-2366
Email: ir@cnisun.com

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